August 12, 2005


Mr. William Choi
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Letter dated August 8, 2005 on Global Axcess Corp's Form 10-KSB for the Fiscal Year Ended December 31, 2004 filed March 31, 2005
      File No. 0-17874

Dear Mr.Choi:

We have reviewed your letter and have made the following responses to each of your comments as numbered.

Signatures, page 44

1. The report must also be signed by your principal accounting officer in the second signature block. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2 of General Instruction C to Form 10-KSB. Please tell us if your Chief Financial Officer also serves as your principle accounting officer. If so, in future filings please indicate each capacity in which he or she signs the report. If not please file an amendment containing the signature of your principal accounting officer.

Response. David J. Surette is our Chief Financial Officer. He is also serving as our Chief Accounting Officer. He has in the latest filing, and will in future filings, be signing as both the Chief Financial Officer and Chief Accounting Officer.

Consolidated Statements of Income, page F-4

2. We note that you recorded a gain upon cancellation of notes payable to related parties during 2003. Please explain to us in detail the circumstances resulting in the cancellation of the notes and the nature of the related party relationship. Please also tell us why the gain was recorded in income as opposed to a capital contribution. Please refer to footnote 1 of APB26. Response. The related party relationship was determined because the note holder was a shareholder although not holding more than 5% of the Company. The cancellation of the note was determined to be a gain and recorded into income as opposed to a capital contribution for the following reasons:

      a. The note holder was not given any additional equity in the Company and was not a related party with 10% or more of ownership of the Company.


      b. For the forgiveness and cancellation of 50% for the original balance the Company re-signed a new note with a higher rate of interest, over a longer term and paid down the original note with a $25,000 cash payment.

See the attached Memo written on the entry which refers to SFAS 4 and FAS 145

Notes to Consolidated Financial Statements, page F-9

Note 1 - Description of Business and Summary of Significant Accounting policies, page F-9

Revenue Recognition, page F-9

3. Please tell us the amount of revenues from surcharges, interchange fees, transaction processing fees, network management fees, sale of software and sales of other products including prepaid cellular services, phone card services, internet services and wire transfer services for each year presented. In doing so, please summarize revenues for ATM's you own and ATM's you manage. In addition, please tell us the products that you purchase from third parties and resell through your ATM network.

Response. The amount of revenues from surcharges, interchange fees, transaction processing, network management fees, sales of software, and other sales are as follows:

      ATM's we own:                            2004                 2003
                                           -----------          -----------
a.   Surcharge revenue                     $ 7,285,760          $ 6,149,422
b.   Interchange revenue                   $ 4,484,576          $ 2,102,295

      ATM's we manage:
c.   Management fees                       $ 1,077,723          $ 1,242,170
d.   Transaction Processing & Network
      Management fee revenue               $   176,269          $   439,510

      Products we resell:
e.   Equipment sales(ATMs)                 $   834,399          $   252,578
f.   Card sales(Easy Green
      ATM Debit Cards)                     $     7,950          $         0
      Other revenue:
f.   Software sales                        $    18,102          $    15,244
h.   Other revenue                         $    23,171          $       546
                                           -----------          -----------
                                           $13,907,950          $10,201,765

With in these years we do not show any revenue for items such as phone card services, internet services or wire transfer services.

4. With respect to surcharge and interchange fees from ATM's that you manage and each of the products that you purchase and resell please explain to us in detail the facts and circumstances that support recognition of revenue based on the gross amount billed to customers as opposed to the ner amount retained. In doing so, please address each of the relevant indicators set forth in EITF 99-19.

Response. For ATM's we own, the Company meets all indicators under EITF 99-19 for Gross Revenue Reporting, we book the entire surcharge and interchange as revenue. Any monies due to merchants for a space lease is paid and booked as an expense in cost of sales. For ATM's we have sold, the Company meets indicators of Net Revenue Reporting, and we book only the revenue due to us per the contract. For example, if a merchant that bought the ATM receives all the surcharge and we receive all the interchange per the contract, then we only book the interchange received. The surcharge is passed though to the merchant with no recording of revenue or costs on our books. For sales of equipment we sell these basically at our cost or at a loss. For the sale of cards we have a profit of $1,450.

The Company understands the following: that the Company is responsible for the accuracy of the disclosure in the filings; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments and the Company will continue to work with the United States Securities and Exchange Commission to have adequate and accurate disclosure in their filings.

Sincerely,


/s/ Michael J. Dodak
Michael J. Dodak
Chief Executive Officer

Response 4. Continued. For ATM's we own, the Company meets all indicators under EITF 99-19 for Gross Revenue Reporting, we book the entire surcharge and interchange as revenue. Any monies due to merchants for a space lease is paid and booked as an expense in cost of sales. For ATM's we have sold, the Company meets indicators of Net Revenue Reporting, and we book only the revenue due to us per the contract

Memo

           To:     Audit File
           From:   David J. Surette
           CC:     Weinberg & Co., P.A.
           Date:   7/17/2003
           Re:     Debt Cancellation

--------------------------------------------------------------------------------

As of April 30, 2003 the following unsecured Notes Payable have been reduced and the debt cancelled see attached agreement (Exhibit 1):

Dr. Robert Mehlmen a stockholder with less than 5% of Global Axcess stock held a
Note in the amount of $487,962.00 and 7.5% interest. In return for an upfront payment of $25,000 and higher interest rate of 10.5% the note was reduced by 50% or $243, 981. The cancelled debt is recorded as follows based on SFAS 4 Reporting Gains and Losses from Extinguishment of Debt and FAS 145 (rescinding SFAS 4) Gains and Losses from Extinguishment of Debt:

                            Dr                Cr

Notes Payable                   $243,981

  Other Income                                243,981

To record Gain on extinguishment of debt

The gain is to be recorded as Other Income and not as an Extraordinary Gain per FAS 145